Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF LOSS PER SHARE OF CLASS A STOCK

NINE MONTHS ENDED SEPTEMBER 30,	2005	2004
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC and diluted EPS
Net Gain (loss) (1) (2)	$(6,563)	$(3,232)

Gain (Loss) per Class A Share	$(0.33)	$(0.16)

Shares used in calculation (2)	19,950	19,829

(1)	After deduction of accrued preferred stock dividends of $150 and $160 respectively.

(2)	In 2005 and 2004, the conversion of the 4% and 6-1/2% Preferred Stock and the exercise of stock options were excluded from the diluted EPS calculation due to the antidilutive effect.